Exhibit 2.2

SHARE PURCHASE AGREEMENT

BETWEEN

SUNDIAL GROWERS INC.

AND

EACH OF THE SHAREHOLDERS OF PATHWAY RX INC.

MADE AS OF

MARCH 13th, 2019

SHARE PURCHASE AGREEMENT

THIS AGREEMENT is made as of March 13, 2019

BETWEEN

SUNDIAL GROWERS INC., a corporation incorporated under the laws of the Province of Alberta (the “Purchaser”),

- and -

EACH OF THE UNDERSIGNED SHAREHOLDERS OF THE PATHWAY RX INC. (the “Corporation”) (collectively, the “Vendors”)

WHEREAS the Vendors are the beneficial and registered owners of the Purchased Shares (as defined herein);

AND WHEREAS the Vendors desire to sell and the Purchaser desires to purchase the Purchased Shares upon and subject to the terms and conditions set out in this Agreement;

NOW THEREFORE, in consideration of the covenants and agreements herein contained, the parties agree as follows:

ARTICLE 1—INTERPRETATION

1.01 Definitions

In this Agreement, unless something in the subject matter or context is inconsistent therewith:

“Affiliate” means, with respect to any person, any other person that controls or is controlled by or is under common control with the referent person.

“Agreement” means this agreement, including its recitals and schedules, as amended from time to time.

“Applicable Law” means:

(i)	any applicable domestic or foreign law including any statute, subordinate legislation or treaty, and

(ii)	any applicable guideline, directive, rule, standard, requirement, policy, order, judgment, injunction, award or decree of a Governmental Authority whether or not having the force of law.

“Applicable Securities Laws” means, collectively, the securities legislation of each of the provinces and territories of Canada, and the rules, regulations, instruments, notices, blanket orders and policies published and/or promulgated thereunder, as such may be amended from time to time;

“Balance Sheet” means the balance sheet of the Corporation as at the Balance Sheet Date.

“Balance Sheet Date” means December 31, 2018.

“Business Day” means a day other than a Saturday, Sunday or statutory holiday in Calgary, Alberta.

“Claim” means any actual or threatened civil, criminal, administrative, regulatory, arbitral or investigative inquiry, action, suit, investigation or proceeding and any claim or demand resulting therefrom or any other claim or demand of whatever nature or kind.

“Closing Date” means the date hereof.

“Common Shares” means common shares in the capital of the Purchaser.

“Corporation” means Pathway Rx Inc.

“CRA” means the Canada Revenue Agency.

“Defence Counsel” has the meaning set out in Section 7.06(2).

“Defence Notice” has the meaning set out in Section 7.06(1).

“Elected Amount” has the meaning set out in Section 6.02.

“Environmental Law” means any Applicable Law relating to the environment including those pertaining to:

(i)	reporting, licensing, permitting, investigating, remediating and cleaning up in connection with any presence or release, or the threat of the same, of Hazardous Substances, and

(ii)	the manufacture, processing, distribution, use, treatment, storage, disposal, transport, handling and the like of Hazardous Substances, including those pertaining to occupational health and safety.

“Governmental Authority” means any domestic or foreign legislative, executive, judicial or administrative body or person having or purporting to have jurisdiction in the relevant circumstances.

“Gross Revenues” has the meaning set out in the License Agreement.

“Hazardous Substance” means any substance or material that is prohibited, controlled or regulated by any Governmental Authority pursuant to Environmental Laws including pollutants, contaminants, dangerous goods or substances, toxic or hazardous substances or materials, wastes (including solid non-hazardous wastes and subject wastes), petroleum and its derivatives and by-products and other hydrocarbons, all as defined in or pursuant to any Environmental Law.

“Indemnitee” has the meaning set out in Section 7.06(1).

“Indemnitor” has the meaning set out in Section 7.06(1).

“Inplanta Agreement” means the independent contractor agreement effective April 1, 2017 between the Corporation and InPlanta Biotechnology Inc.

“Intellectual Property” means all intellectual property of any nature and kind including all domestic and foreign trade-marks, business names, trade names, domain names, trading styles, patents, trade secrets, software, industrial designs and copyrights, whether registered or unregistered, and all applications for registration thereof, and inventions, formulae, recipes, product formulations, processes and processing methods, technology and techniques, and know-how.

“knowledge” means with respect to the Vendors, the actual knowledge of Igor Kovalchuk, Olga Kovalchuk and Darryl Hudson.

“License Agreement” means the license agreement to be entered into on or about the Closing Date between the Purchaser and the Corporation.

“Licensed Intellectual Property” means all Intellectual Property that is used by the Corporation but owned by another party and which is necessary to the operation of the business of the Corporation as presently conducted.

“Losses” means all damages, fines, penalties, deficiencies, losses, liabilities (whether accrued, actual, contingent or latent), costs, fees and expenses (including interest, court costs and reasonable fees and expenses of lawyers, accountants and other experts and professionals).

“Material Adverse Effect” means, when used in connection with the Corporation or its business, any effect that in aggregate with all other changes, circumstances or events is or would reasonably be expected to be materially adverse to the business, assets, liabilities, financial condition, results of operations or prospects of the Corporation.

“Owned Intellectual Property” means all Intellectual Property that is owned by, purported to be owned by, or created by, or on behalf of, the Corporation, which is set forth in Schedule 3.01(4)(a), and which is necessary to the operation of the business of the Corporation as presently conducted.

“Permits” means all permits, consents, waivers, licences, certificates, approvals, authorizations, registrations, franchises, rights, privileges, quotas and exemptions, or any item with a similar effect, issued or granted by any person.

“Personal Information” means the type of information regulated by Privacy Laws and collected, used, disclosed or retained by the Corporation including information regarding the Corporation’s customers, suppliers, employees and agents, such as an individual’s name, address, age, gender, identification number, income, family status, citizenship, employment, assets, liabilities, source of funds, payment records, credit information, personal references and health records.

“Plantbiosis Agreement” means the independent contractor agreement effective December 27, 2017 between the Corporation and Plantbiosis Ltd.

“Privacy Laws” means all applicable federal, provincial, state, municipal or other laws governing the collection, use, disclosure and retention of Personal Information, including the Personal Information Protection and Electronic Documents Act (Canada).

“Products” has the meaning set out in the License Agreement.

“Pro Rata Portion” means the respective pro rata portion of Purchased Shares held by each of the Vendors, being: 40% in the case of Igor Kovalchuk; 40% in the case of Darryl Hudson; and 20% in the case of Olga Kovalchuk.

“Purchase Price” has the meaning set out in Section 2.02.

“Purchased Shares” means 500,000 Shares.

“Purchaser Indemnitees” has the meaning set out in Section 7.02(1).

“Shares” means Class A shares in the capital of the Corporation.

“Subsidiary” means, with respect to any person, an entity which is controlled by such person; when used without reference to a particular person, “Subsidiary” means a Subsidiary of the Corporation.

“Tax Act” means the Income Tax Act (Canada).

“Taxes” means all federal, state, provincial, territorial, county, municipal, local or foreign taxes, duties, imposts, levies, assessments, tariffs and other charges imposed, assessed or collected by a Governmental Authority including, (i) any gross income, net income, gross receipts, business, royalty, capital, capital gains, goods and services, value added, severance, stamp, franchise, occupation, premium, capital stock, sales and use, real property, land transfer, personal property, ad valorem, transfer, licence, profits, windfall profits, environmental, payroll, employment, employer health, pension plan, anti-dumping, countervail, excise, severance, stamp, occupation, or premium tax, (ii) all withholdings on amounts paid to or by the relevant person, (iii) all employment insurance premiums, Canada, Québec and any other pension plan contributions or premiums, (iv) any fine, penalty, interest, or addition to tax, (v) any tax imposed, assessed, or collected or payable pursuant to any tax-sharing agreement or any other contract relating to the sharing or payment of any such tax, levy, assessment, tariff, duty, deficiency, or fee, and (vi) any liability for any of the foregoing as a transferee, successor, guarantor, or by contract or by operation of law.

“Tax Election” has the meaning set out in Section 6.02.

“Tax Returns” means all returns, reports, declarations, statements, bills, schedules, forms or written information of, or in respect of, Taxes that are, or are required to be, filed with or supplied to any Taxation Authority.

“Taxation Authority” means any domestic or foreign government, agency or authority that is entitled to impose Taxes or to administer any applicable Tax legislation.

“Time of Closing” means 10:00 a.m. (Mountain Time) on the Closing Date.

“Third Party Claim” means a Claim made against any person entitled to indemnification under this Agreement by any person who is not a party to this Agreement.

“Third Party Proceedings” has the meaning set out in Section 7.06(1).

“Threshold Amount” has the meaning set out in Section 7.05(1).

“USA” means the shareholder agreement dated June 9, 2016 between the Vendors.

“Use” has the meaning set out in the License Agreement.

“Vendor Indemnitees” has the meaning set out in Section 7.03(1).

1.02 Headings

The division of this Agreement into Articles and Sections and the insertion of a table of contents and headings are for convenience of reference only and do not affect the construction or interpretation of this Agreement. The terms “hereof”, “hereunder” and similar expressions refer to this Agreement and not to any particular Article, Section or other portion hereof. Unless something in the subject matter or context is inconsistent therewith, references herein to Articles, Sections and Schedules are to Articles and Sections of and Schedules to this Agreement.

1.03 Extended Meanings

In this Agreement words importing the singular number only include the plural and vice versa, words importing any gender include all genders and words importing persons include individuals, corporations, limited and unlimited liability companies, general and limited partnerships, associations, trusts, unincorporated organizations, joint ventures and Governmental Authorities. The term “including” means “including without limiting the generality of the foregoing” and the term “third party” means any person other than the Vendors, Corporation and the Purchaser.

1.04 Statutory References

In this Agreement, unless something in the subject matter or context is inconsistent therewith or unless otherwise herein provided, a reference to any statute is to that statute as now enacted or as the same may from time to time be amended, re-enacted or replaced and includes any regulations made thereunder.

1.05 Accounting Principles

Wherever in this Agreement reference is made to a calculation to be made or an action to be taken in accordance with generally accepted accounting principles, such reference will be deemed to be to the generally accepted accounting principles from time to time approved by the Canadian Institute of Chartered Accountants, or any successor institute, applicable as at the date on which such calculation or action is made or taken or required to be made or taken.

1.06 Currency

All references to currency herein are to lawful money of Canada.

1.07 Control

(1)	For the purposes of this Agreement,

(a)

a person controls a body corporate if securities of the body corporate to which are attached more than 50% of the votes that may be cast to elect directors of the body corporate are beneficially owned by the person and the votes attached to those securities are sufficient, if exercised, to elect a majority of the directors of the body corporate;

(b)

a person controls an unincorporated entity, other than a limited partnership, if more than 50% of the ownership interests, however designated, into which the entity is divided are beneficially owned by that person and the person is able to direct the business and affairs of the entity; and

(c)	the general partner of a limited partnership controls the limited partnership.

(2)	A person who controls an entity is deemed to control any entity that is controlled, or deemed to be controlled, by the entity.

(3)	A person is deemed to control, within the meaning of Section 1.07(1)(a) or (1)(b), an entity if the aggregate of

(a)	any securities of the entity that are beneficially owned by that person, and

(b)	any securities of the entity that are beneficially owned by any entity controlled by that person is such that, if that person and all of the entities referred to in Section 1.07(3)(b) that beneficially own securities of the entity were one person, that person would control the entity.

1.08 Schedules

The following are the Schedules to this Agreement:

Schedule 2.01	-	Purchased Shares;
Schedule 2.02(2)	-	Registration Instructions;
Schedule 3.01(1)(c)	-	Share Ownership;
Schedule 3.01(2)(b)	-	Balance Sheet;
Schedule 3.01(4)(a)	-	Owned Intellectual Property;
Schedule 3.01(9)(d)	-	Permits
Schedule 5.01(a)	-	Employment Agreement; and
Schedule 5.01(b)	-	Licensing Agreement.

ARTICLE 2—SALE AND PURCHASE

2.01 Shares to be Sold and Purchased

Upon and subject to the terms and conditions hereof, the Vendors will sell the Purchased Shares in the proportions set forth in Schedule 2.01 to the Purchaser and the Purchaser will purchase the Purchased Shares from the Vendors, as of the Time of Closing on the Closing Date.

2.02 Purchase Price

(1) The purchase price payable to the Vendors for the Purchased Shares (such amount being hereinafter referred to as the “Purchase Price”) will be equal to the value and payable by the issuance of 185,500 Common Shares (the “Consideration Shares”) as follows:

(a) 74,200 Common Shares in the name of Igor Kovalchuk;

(b) 74,200 Common Shares in the name of Darryl Hudson; and

(c) 37,100 Common Shares in the name of Olga Kovalchuk.

(2) At the Time of Closing, the Purchaser shall deliver to the Vendors certificates (the “Certificates”) evidencing the Consideration Shares duly registered as set forth in Schedule 2.02(2).

ARTICLE 3—REPRESENTATIONS AND WARRANTIES

3.01 Vendors’ Representations and Warranties

Igor Kovalchuk and Olga Kovalchuk jointly and severally represent and warrant to the Purchaser in accordance with their Pro Rata Portion of the Purchased Shares and Darryl Hudson severally represents and warrants to the Purchaser in accordance with his Pro Rata Portion of the Purchased Shares, and each Vendor acknowledges that the Purchaser is relying on the following representations and warranties in connection with its purchase of the Purchased Shares, that:

(1)	Corporate

(a)

The Corporation is a corporation duly incorporated, organized and subsisting under the laws of the Province of Alberta with the corporate power to own its assets and to carry on its business and has made all material filings under Applicable Laws.

(b)	The authorized capital of the Corporation consists of 1,000,000 Class A shares, of which 1,000,000 have been validly issued and are outstanding as fully paid and non-assessable.

(c)	All of the issued and outstanding Shares of the Corporation are beneficially owned by and registered to the people set forth in Schedule 3.01(1)(c).

(d)	There is no contract, option or any other right of another binding upon or which at any time in the future may become binding upon:

(i)	the Corporation to allot or issue any of the unissued Shares of the Corporation or to create any additional class of shares; or

(ii)

the Corporation to sell, transfer, assign, pledge, mortgage or in any other way dispose of or encumber any of the assets of the Corporation other than pursuant to purchase orders accepted by the Corporation in the usual and ordinary course of business, the InPlanta Agreement and the Plantbiosis Agreement.

(e)	Neither the entering into nor the delivery of this Agreement nor the completion of the transactions contemplated hereby by the Corporation will result in the violation of:

(i)	any of the provisions of the constating documents or by-laws of the Corporation;

(ii)	any agreement or other instrument to which the Corporation is a party or by which the Corporation is bound; or

(iii)	any Applicable Law in respect of which the Corporation must comply.

(2)	Financial

(a)

The books and records of the Corporation are true and correct and present fairly and disclose in all material respects the financial position of the Corporation and all material financial transactions of the Corporation have been accurately recorded in such books and records.

(b)	The unaudited Balance Sheet, a copy of which is attached hereto as Schedule 3.01(2)(b):

(i)	is in accordance with the books and accounts of the Corporation as at the Balance Sheet Date;

(ii)

is true and correct and fairly presents the financial position of the Corporation as at the Balance Sheet Date and the results of operations and cash flows of the Corporation for the periods covered thereby.

(c)

The Corporation has no accrued, contingent or other liabilities of any nature whatsoever and there are no facts, circumstances or events which exist that may give rise to any such liabilities except for (i) liabilities set out or reflected in the Balance Sheet, (ii) normal liabilities that have been incurred by the Corporation since the Balance Sheet Date in the ordinary course of business and consistent with past practices, and (iii) liabilities in the InPlanta Agreement and Plantbiosis Agreement.

(d)	The financial position of the Corporation has not materially changed from the financial position of the Corporation as at the Balance Sheet Date.

(e)

Since the Balance Sheet Date, the business of the Corporation has been carried on in its usual and ordinary course and the Corporation has not entered into any transaction out of the usual and ordinary course of business.

(3)	Contracts and Commitments

(a)

The Corporation is not in default or breach of any contract or commitment to which it is a party and there exists no condition, event or act that, with the giving of notice or lapse of time or both, would constitute such a default or breach, and all such contracts and commitments are in good standing and in full force and effect without amendment thereto and the Corporation is entitled to all benefits thereunder.

(b)	Other than the InPlanta Agreement and Plantbiosis Agreement, the Corporation is not a party to or bound by any guarantee, indemnification, surety or similar obligation.

(c)

The Corporation does not have any Subsidiaries or any agreements, options or commitments to acquire any securities of any corporation or to acquire or lease any real property or assets other than, in the latter case, those assets that are to be used in the usual and ordinary course of business.

(d)

Other than the InPlanta Agreement and Plantbiosis Agreement, there is no agreement, option, understanding or commitment, or any right or privilege capable of becoming an agreement, for the purchase from the Corporation of its business or any of its assets other than in the usual and ordinary course of business.

(4)	Intellectual Property

(a)

All of the Owned Intellectual Property is set out on Schedule 3.01(4)(a), including any: (i) patent or patent applications, (ii) copyright registrations or applications to register copyright; (iii) registered, applied for, or unregistered trademarks; (iv) plant breeder’s rights registrations and applications; (v) industrial design registrations and applications; and (vi) domain names.

(b)

The Corporation owns the entire right, title and interest in and to all of the Intellectual Property, including the right to transfer, convey or assign to any third party without any consent of, waiver from or payment to any person whatsoever the full right, title and interest of the Corporation in the Intellectual Property.

(c)	The Corporation has the exclusive and unfettered right to use the Owned Intellectual Property.

(d)

The Owned Intellectual Property listed in Schedule 3.01(4)(a) has been duly registered or applications to register the same have been filed in all appropriate offices and any such applications or registrations are in good standing.

(e)	The Corporation has no Licensed Intellectual Property.

(f)	The Owned Intellectual Property has been duly registered or applications to register the same have been filed in all appropriate offices and such registrations or applications are in good standing.

(g)	The Corporation has not used or enforced, or failed to use or enforce, any of the Owned Intellectual Property in any manner which could limit its validity or result in its invalidity.

(h)

Neither the use of the Owned Intellectual Property nor the conduct of the business of the Corporation infringes or otherwise violates the Intellectual Property rights of any Third Party. No infringement, misuse or misappropriation of the Owned Intellectual Property has occurred or is occurring.

(i)

No government, university, research institute, or other organization has sponsored any research by the Corporation or been involved with or otherwise sponsored any development of any Owned Intellectual Property under circumstances which would give such government, university, or research institute any right, title, or interest in any Owned Intellectual Property, or has any claim of right to, or ownership of, on any Owned Intellectual Property. No research and development conducted by or on behalf of the Corporation was performed by a student or employee of any government, university, or research institute, under circumstances which would give such government, university, or research institute any right, title, or interest in any Owned Intellectual Property or any claim of right to, or ownership of, any Owned Intellectual Property.

(j)

All of the Owned Intellectual Property created, conceived, or reduced to practice by Dr. Igor Kovalchuk (the “Kovalchuk IP”) was created, conceived, and reduced to practice outside of his employment at the University of Lethbridge and without using any resources or facilities of the University of Lethbridge. The Kovalchuk IP was created, conceived, and reduced to practice by Dr. Kovalchuk during his employment by the Corporation and using the resources and facilities of the Corporation.

(k)

The Owned Intellectual Property does not include or otherwise incorporate any Intellectual Property created, authored, conceived, or reduced to practice by Dr. Igor Kovalchuk or any members of Dr. Kovalchuk’s laboratories, including any students, post-doctoral fellows, and research associates, in their academic research at the University of Lethbridge. The Kovalchuk IP is not related to the academic research conducted by Dr. Igor Kovalchuk in any manner.

(5)	Employees

(a)	Other than the InPlanta Agreement and the Plantbiosis Agreement, the Corporation is not a party to or bound by any contract or commitment to pay any employment, management or consulting fee.

(6)	Privacy Laws

(a)

The collection, use and retention of the Personal Information by the Corporation, the disclosure or transfer of the Personal Information by the Corporation to any third parties and transfer of the Personal Information by the Corporation to the Purchaser as part of the Purchaser’s due diligence and as contemplated by this Agreement or any ancillary agreement complies with all Privacy Laws.

(7)	Environmental

(a)

The business of the Corporation, as carried on by the Corporation, and its assets are in compliance in all material respects with applicable Environmental Laws and there are no facts that could give rise to a notice of non-compliance with any Environmental Law.

(8)	Taxes

(a)

The Corporation has filed all Tax Returns, including any elections and designations required by or referred to in any such Tax Return, which were required to be filed by it with any Taxation Authority prior to the date hereof. All Tax Returns filed by the Corporation are accurate and complete in all respects.

(b)

The Corporation has withheld, and will continue until the Closing Date to withhold, any Taxes that are required by Applicable Law to be withheld and has timely paid or remitted, and will continue until the Closing Date to pay and remit, on a timely basis, the full amount of any Taxes that have been or will be withheld, to the applicable Taxation Authority.

(c)

The Corporation has paid and will continue until the Closing Date to pay all Taxes, including any amount due on or before the Closing Date, including instalments or prepayments of Taxes, which are required to have been paid to any Taxation Authority pursuant to Applicable Law, and no deficiency with respect to the payment of any Taxes or Tax instalments has been asserted against it by any Taxation Authority. The Corporation has not incurred any liability, whether actual or contingent, for Taxes or engaged in any transaction or event that would result in any liability, whether actual or contingent, for Taxes or realized any income or gain for Tax purposes otherwise than in the usual and ordinary course of its business. Other than Taxes provided for in the Balance Sheet or incurred in the usual and ordinary course of business since the Balance Sheet Date, the Corporation has no liability or obligation in respect of any Taxes for any Taxable periods ending on or before the Closing Date, and where no Taxable period ends or is deemed to end on or immediately prior to the Closing Date, no liability or obligation for Taxes in respect of any time or event prior to the Closing Date. There are no liens, charges, encumbrances or any rights of others on any of the assets of the Corporation that arose in connection with any failure (or alleged failure) to pay any Tax when due.

(d)	The income Tax liability of the Corporation has been assessed by the relevant Taxation Authority in respect of the Taxation years of the Corporation ending before the date hereof.

(e)

The Corporation has no outstanding assessments for Taxes, and the Vendors have no knowledge of any threatened or potential assessment or other proceedings, negotiations or investigations in respect of Taxes, against the Corporation.

(f)

The Corporation is not a party to any agreement, waiver or arrangement with any Taxation Authority that relates to any extension of time with respect to the filing of any Tax Return, any payment of Taxes or any assessment.

(g)	The Corporation has not made any elections in respect of Taxes pursuant to Applicable Law.

(h)	No facts, circumstances or events exist or have existed that have resulted in or may result in the application of any of sections 79 to 80.04 of the Tax Act to the Corporation.

(i)

The Corporation is not subject to liability for Taxes of any other person. The Corporation has not acquired property from any person in circumstances where the Corporation did or could become liable for any Taxes of such person. The value of the consideration paid or received by the Corporation for the acquisition, sale, transfer or provision of property (including intangibles) or the provision of services (including financial transactions) from or to a person with whom the Corporation was not dealing at arm’s length within the meaning of the Tax Act was equal to the estimated fair market value of such property acquired, provided or sold or services purchased or provided. The Corporation has not entered into any agreement with, or provided any undertaking to, any person pursuant to which it has assumed liability for the payment of income Taxes owing by such person.

(j)

The Corporation has never been required to file any Tax Return with, and has never been liable to pay any Taxes to, any Taxation Authority outside Canada. No Claim has ever been made by a Taxation Authority in a jurisdiction where the Corporation does not file Tax Returns that it is or may be subject to the imposition of any Tax by that jurisdiction.

(k)

The Corporation is duly registered with the CRA under the Excise Tax Act (Canada) for purposes of the goods and services tax (“GST”). All input tax credits claimed by any such company for GST purposes were calculated in accordance with Applicable Law. The Corporation has complied with all registration, reporting, payment, collection and remittance requirements in respect of GST and provincial sales tax or harmonized tax legislation.

(l)	The Corporation has not claimed any reserves for purposes of the Tax Act (or analogous provincial or similar provisions) for the most recent Taxation year ending prior to the date hereof.

(m)

The Corporation has not made any payment, nor is obligated to make any payment, and is not a party to any agreement under which it could be obligated to make any payment, that may not be deductible by virtue of section 67 or 78 of the Tax Act or any analogous provincial or similar provision.

(n)

Records or documents that meet the requirements of paragraphs 247(4)(a) to (c) of the Tax Act have been made and obtained by the Corporation with respect to all material transactions between the Corporation and any non-resident person with whom the Corporation was not dealing at arm’s length within the meaning of the Tax Act, during a Taxation year commencing after 1998 and ending on or before the Closing Date.

(9)	General

(a)	There are no Claims (whether or not purportedly on behalf of the Corporation):

(i)	pending or threatened against or adversely affecting, or which could adversely affect, the Corporation or any of its assets, or

(ii)	before or by any Governmental Authority.

(b)	The Corporation is not conducting its business in any jurisdiction other than the Province of Alberta.

(c)

The Corporation is conducting the business of the Corporation in compliance with all Applicable Laws of Canada and of the Province of Alberta and all municipalities thereof in which its business is carried on, is not in breach of any such Applicable Laws and is duly licensed, registered or qualified in the Province of Alberta and all municipalities thereof in which the Corporation carries on its business to enable it to be carried on as now conducted and its assets to be owned, leased and operated, and all such licences, registrations and qualifications are valid and subsisting and in good standing and none of the same contains any term, provision, condition or limitation that has or may have an adverse effect on the operation of its business or which may be affected by the completion of the transactions contemplated hereby.

(d)

Attached as Schedule 3.01(9)(d) is a true and complete list of all Permits necessary or required to enable the business of the Corporation to be carried on as now conducted and its assets to be owned, leased and operated.

(10)	Vendors

Each Vendor, solely with respect to herself/himself, represents and warrants to the Purchaser and acknowledges that the Purchaser is relying on the following representations and warranties in connection with its purchase of the Purchased Shares, that:

(a)

The Vendor is the sole registered legal holder and beneficial owner of hers/his Purchased Shares, in the amounts set forth in Schedule 3.01(1)(c), with good and marketable title thereto, free and clear of all liens, charges, encumbrances and any other rights of others.

(b)

Other than the USA, the Vendor is not a party to any shareholder agreement, voting trust agreement or any other agreement or instrument which in any way limits or restricts the transfer to the Purchaser any of the Purchased Shares, except for share transfer restrictions contained in the articles of the Corporation.

(c)

Subject to waiver by the Vendors of the USA, the Vendor has the power, authority and right to enter into and deliver this Agreement and to transfer the legal and beneficial title and ownership of hers/his Purchased Shares to the Purchaser free and clear of all liens, charges, encumbrances and any other rights of others.

(d)

This Agreement constitutes a valid and legally binding obligation of the Vendor, enforceable against the Vendor in accordance with its terms subject to applicable bankruptcy, insolvency, reorganization and other laws of general application limiting the enforcement of creditors’ rights generally and to the fact that specific performance is an equitable remedy available only in the discretion of the court.

(e)

There is no contract, option or any other right of another binding upon or which at any time in the future may become binding upon the Vendor to sell, transfer, assign, pledge, charge, mortgage or in any other way dispose of or encumber any of the Purchased Shares other than pursuant to the provisions of this Agreement.

(f)	Neither the entering into nor the delivery of this Agreement nor the completion of the transactions contemplated hereby by the Vendor will result in the violation of:

(i)	any agreement or other instrument to which the Vendor is a party or by which the Vendor is bound; or

(ii)	any Applicable Law in respect of which the Vendor must comply.

(g)	The Vendor is not a non-resident of Canada for the purpose of the Tax Act or a partnership other than a Canadian Partnership within the meaning of section 116 of the Tax Act.

3.02 Purchaser’s Representations and Warranties

The Purchaser represents and warrants to each of the Vendors and acknowledges that each of the Vendors is relying on the following representations and warranties in connection with its sale of the Purchased Shares, that:

(a)	The Purchaser is a corporation duly incorporated, organized and subsisting under the laws of the Province of Alberta.

(b)	The Purchaser has good and sufficient power, authority and right to enter into and deliver this Agreement and to complete the transactions to be completed by the Purchaser contemplated hereunder.

(c)

This Agreement constitutes a valid and legally binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms subject to applicable bankruptcy, insolvency, reorganization and other laws of general application limiting the enforcement of creditors’ rights generally and to the fact that specific performance is an equitable remedy available only in the discretion of the court.

(d)	Neither the entering into nor the delivery of this Agreement nor the completion of the transactions contemplated hereby by the Purchaser will result in a violation of:

(i)	any of the provisions of the constating documents or by-laws of the Purchaser;

(ii)	any agreement or other instrument to which the Purchaser is a party or by which the Purchaser is bound; or

(iii)	any Applicable Law in respect of which the Purchaser must comply.

(e)

There is no requirement for the Purchaser to make any filing with, give any notice to or obtain any license, permit, certificate, registration, authorization, consent or approval of, any Governmental Authority, as a condition to the lawful consummation of the transactions contemplated by this Agreement.

(f)	There are no material Claims (whether or not purportedly on behalf of the Purchaser):

(i)	pending or threatened against, or which could have a Material Adverse Effect on, the Purchaser or any of its assets, or

(ii)	before or by any Governmental Authority.

(g)	The Purchaser is a Canadian within the meaning of the Investment Canada Act (Canada).

(h)

The Purchaser is non-reporting issuer in good standing with respect to the filing of documents required to be filed under applicable securities laws in Canada and is an “accredited investor” within the meaning of that term in National Instrument 45-106 – Prospectus Exemptions.

(i)

As at the date hereof, the authorized capital of the Purchaser consists of an unlimited number of Common Shares and an unlimited number of preferred shares, of which 42,985,255 Common Shares and 17,529,392 securities convertible into Common Shares are issued and outstanding.

(j)

The Consideration Shares shall be validly issued as fully paid and non-assessable shares in the capital of the Purchaser free and clear of encumbrances (excluding, for greater certainty, any restrictions on transfer pursuant to the articles of the Purchaser and any Applicable Securities Laws).

ARTICLE 4—COVENANTS

4.01 Taxes

The Purchaser does not assume and will not be liable for any Taxes which may be or become payable by the Vendors including any Taxes resulting from or arising as a consequence of the sale by the Vendors to the Purchaser of the Purchased Shares herein contemplated, and the Vendors will indemnify and save harmless the Purchaser and the directors, officers, employees and agents of the Purchaser from and against all such Taxes.

ARTICLE 5—DELIVERIES

5.01 Vendors’ Deliveries at the Time of Closing

Concurrently with the execution of this Agreement by the Vendors and the Purchaser, the Vendors shall deliver or cause to be delivered to the Purchaser:

(a)	an employment agreement between Igor Kovalchuk and the Purchaser substantially in the form set out in Schedule 5.01(a);

(b)	License Agreement executed by the Corporation substantially in the form set out in Schedule 5.01(b);

(c)	copy of executed waiver by the Vendors of the USA;

(d)	an amended and restated USA executed by each of the Vendors;

(e)	intellectual property assignment agreements between each of:

(i)	Olga Kovalchuk, Dongping Li, Dwight Darryl Hudson, Rocio del Carmen Rodriguez-Juarez, Anna Kovalchuk and Igor Kovalchuk; and

(ii)	the Corporation and InPlanta Biotechnology Inc.; and

(f)	share certificates, duly endorsed for transfer, representing the Purchased Shares.

5.02 Purchaser’s Deliveries at the Time of Closing

Concurrently with the execution of this Agreement by the Vendors and the Purchaser, the Purchaser shall deliver to the Vendor:

(a)	an amended and restated USA executed by the Purchaser;

(b)	an employment agreement between Igor Kovalchuk and the Purchaser substantially in the form set out in Schedule 5.01(a);

(c)	License Agreement executed by the Purchaser substantially in the form set out in Schedule 5.01(b); and

(d)	share certificates representing the Consideration Shares respectively duly registered in the names of the Vendors.

ARTICLE 6—CLOSING ARRANGEMENTS

6.01 Closing

The sale and purchase of the Purchased Shares will be completed electronically.

6.02 Tax Election

The Parties hereby agree that, at each Vendor’s option, the purchase and sale of the Purchased Shares hereunder shall be made pursuant an election under subsection 85(1) of the Tax Act (each, a “Tax Election”), and for that purpose the elected amount in respect of the particular Vendor’s Purchased Shares shall be the amount determined by the particular Vendor, subject to the limitations set forth in the Tax Act (and any corresponding provisions of any applicable taxing statute) (in each case, the “Elected Amount”). If a particular Vendor provides the Purchaser with a Tax Election on or before 60 days after the date hereof, the Purchaser shall have the right but not the obligation to review and comment on the Tax Election and that particular Vendor shall reasonably consider the Purchaser’s requests. The Purchaser shall execute the Tax Election and return it to the particular Vendor within thirty days after it has been delivered to the Purchaser. Each Vendor shall be entirely responsible for the accuracy of the information in each’s Tax Election, ensuring that the Elected Amount is within the limits prescribed under the Tax Act and the filing of the Tax Election with the Canada Revenue Agency. Accordingly, the Purchaser shall not be responsible or liable for any Taxes, damages or expenses resulting from the failure by any Vendor to properly complete a Tax Election or to properly file such Tax Election within the time prescribed under the Tax Act or any applicable taxing statute. In the event that a particular Vendor wishes to make an amendment to, or re-file, the Tax Election, the Purchaser shall execute the amended Tax Election and return it to the particular Vendor within thirty days after it has been delivered to the Purchaser, and the particular Vendor may file such amended Tax Election provided that such Vendor pays any applicable penalties.

ARTICLE 7—INDEMNIFICATION

7.01 Survival

All covenants, representations and warranties of each party contained in this Agreement will survive the Closing and will continue in full force and effect, subject to the provisions of this Article 7—, for a period of 18 months from Closing.

7.02 Indemnification by the Vendors and Corporation

(1) Subject to the provisions of this Article 7—, Igor Kovalchuk and Olga Kovalchuk jointly and severally in accordance with their Pro Rata Portion of the Purchased Shares and Darryl Hudson severally indemnifies and saves harmless the Purchaser and the directors, officers, employees and agents of the Purchaser (collectively, the “Purchaser Indemnitees”) from and against all Claims asserted against and Losses incurred by any of them directly or indirectly arising out of resulting from:

(a)	any inaccuracy or misrepresentation in any representation or warranty of the Vendors in this Agreement; and

(b)	any breach of any covenant of the Vendors in this Agreement.

(2) Notwithstanding any of the other provisions of this Agreement, the Vendors will not be liable to any Purchaser Indemnitee in respect of:

(a)	any Claim or Loss directly or indirectly arising out of or resulting from any inaccuracy or misrepresentation in any representation or warranty of the Vendors in this Agreement unless

(i)

except in the case of any Claim or Loss arising out of or resulting from a Third Party Claim or referred to in Section 7.06(1), notice of any Claim by the Purchaser against the Vendors with respect thereto is given to the Vendors by the Purchaser within 18 months after the Closing Date; or

(ii)

in the case of any Claim or Loss arising out of or resulting from a Third Party Claim, notice of any Claim by the Purchaser against the Vendors with respect thereto is given to the Vendors by the Purchaser within 18 months after the Closing Date, whether or not any Purchaser Indemnitee has discovered or could have discovered such inaccuracy or misrepresentation before such time but excluding any Claim or Loss arising out of or resulting from any fraud by the Vendors or Corporation in which case there will be no time limit for the Purchaser to make a Claim against the Vendors in respect thereof;

(b)	any Claim or Loss directly or indirectly arising out of or resulting from any matter from and against which the Purchaser Indemnitees are indemnified pursuant to Sections 7.02(1)(b) unless

(i)

except in the case of any Claim or Loss arising out of or resulting from a Third Party Claim, notice of any Claim or demand by the Purchaser against the Vendors with respect thereto is given to the Vendors by the Purchaser within 18 months after the Closing Date (or, in the case of any matter for which indemnification is provided for pursuant to Section 7.02(1)(b) relating to a breach of a covenant to be performed after the Closing Date, within 18 months of such breach), or

(ii)

in the case of any Claim or Loss arising out or resulting from a Third Party Claim, notice of any Claim by the Purchaser against the Vendors with respect thereto is given to the Vendors by the Purchaser within 18 months after the Closing Date, whether or not any Purchaser Indemnitee has discovered or could have discovered such matter before such time.

7.03 Indemnification by the Purchaser

(1) Subject to the provisions of this Article 7—, the Purchaser will indemnify and save harmless the Vendors and the directors, officers, employees and agents of the Vendors (the “Vendor Indemnitees”) from and against all Claims asserted against and Losses incurred by any of them directly or indirectly arising out of or resulting from

(a)	any inaccuracy or misrepresentation in any representation or warranty of the Purchaser in this Agreement, or

(b)	any breach of any covenant of the Purchaser in this Agreement.

(2) Notwithstanding any of the other provisions of this Agreement, the Purchaser will not be liable to any Vendor Indemnitee in respect of:

(a)	any Claim or Loss directly or indirectly arising out of or resulting from any inaccuracy or misrepresentation in any representation or warranty of the Purchaser in this Agreement unless

(i)

except in the case of any Claim or Loss arising out of or resulting from a Third Party Claim, notice of any Claim by the Vendors against the Purchaser with respect thereto is given to the Purchaser by the Vendors within 18 months after the Closing Date, or

(ii)

in the case of any Claim or Loss arising out of or resulting from a Third Party Claim, notice of any Claim by the Vendors against the Purchaser with respect thereto is given to the Purchaser by the Vendors pursuant to Section 7.04 within 18 months after the Closing Date, whether or not any Vendor Indemnitee has discovered or could have discovered such inaccuracy or misrepresentation before such time but excluding any Claim or Loss arising out of or resulting from any fraud by the Purchaser in which case there will be no time limit for the Vendors to make a claim or demand against the Purchaser in respect thereof;

(b)	any Claim or Loss directly or indirectly arising out of or resulting from any matter from and against which the Vendor Indemnitees are indemnified pursuant to Sections 7.03(1)(a) or (b) unless

(i)

except in the case of any Claim or Loss arising out of or resulting from a Third Party Claim, notice of any Claim by the Vendors against the Purchaser with respect thereto is given to the Purchaser by the Vendors within 18 months after the Closing Date (or, in the case of any matter for which indemnification is provided for pursuant to Section 7.03(1)(b) relating to a breach of a covenant to be performed after the Closing Date, within 18 months of such breach), or

(ii)

in the case of any Claim or Loss arising out of resulting from a Third Party Claim, notice of any Claim by the Vendors against the Purchaser with respect thereto is given to the Purchaser by the Vendors pursuant to Section 7.04 within 18 months after the Closing Date, whether or not any Vendor Indemnitee has discovered or could have discovered such matter before such time.

7.04 Tax Indemnification by the Vendors and Corporation

In addition to and without limiting the generality of Section 7.02, the Vendors and the Corporation shall jointly and severally indemnify the Purchaser Indemnitees and save them fully harmless against any Taxes which may be suffered or incurred by the Purchaser Indemnitees as a result of, or arising out of or in connection with or related in any manner whatever to any Taxes required to be paid by the Corporation (and any successor thereto) in respect of a taxation year or other fiscal period that ends on or before the Time of Closing. The indemnification provided under this Section 7.04 shall survive until 90 days after the expiration of the applicable limitations period.

7.05 Limitation

(1) Notwithstanding any other provision of this Agreement, a party shall not be entitled to require payment of any amount by another party on account of the indemnities pursuant to this Article 7 until the aggregate of all such amounts for which the claiming party would otherwise be entitled to require payment by such other party exceeds $10,000 (the “Threshold Amount”), and once the Threshold Amount has been exceeded, the claiming party shall be entitled to require one or more payments on indemnities pursuant to this Article 7 from the first dollar of such amounts, without regard to the Threshold Amount, limited in aggregate to the maximum of the Purchase Price, which, in the case of Vendor liability pursuant to this Article 7 shall be respectively limited in accordance with their Pro Rata Portion of the Purchase Price.

(2) For purposes of determining liability and indemnity obligations under this Agreement, Losses shall be limited to actual Losses, and no party shall be entitled to consequential, punitive, special or similar Losses, including, but not limited to, Losses for lost profit.

7.06 Third Party Indemnification

(1) Promptly after the assertion by any third party of any Third Party Claim (a “Third Party Proceeding”) against any person entitled to indemnification under this Agreement (the “Indemnitee”) that results or may result in the incurrence by such Indemnitee of any Claim or

Loss for which such Indemnitee would be entitled to indemnification pursuant to this Agreement, such Indemnitee will promptly notify the party from whom such indemnification is or may be sought (the “Indemnitor”) of such Third Party Proceeding. Such notice will also specify with reasonable detail (to the extent the information is reasonably available) the factual basis for the Third Party Proceeding, the amount claimed by the third party, or if such amount is not then determinable, a reasonable estimate of the likely amount of the Third Party Claim. The failure to promptly provide such notice will not relieve the Indemnitor of any obligation to indemnify the Indemnitee, except to the extent such failure prejudices the Indemnitor. Thereupon, the Indemnitor will have the right, upon written notice (the “Defence Notice”) to the Indemnitee within 30 days after receipt by the Indemnitor of notice of the Third Party Proceeding (or sooner if such Third Party Proceeding so requires) to conduct, at its own expense, the defence against the Third Party Proceeding in its own name or, if necessary, in the name of the Indemnitee.

(2) The Defence Notice will specify the counsel the Indemnitor will appoint to defend such Third Party Proceeding (the “Defence Counsel”), and the Indemnitee will have the right to approve the Defence Counsel, which approval will not be unreasonably withheld. Any Indemnitee will have the right to employ separate counsel in any Third Party Proceeding and/or to participate in the defence thereof, but the fees and expenses of such counsel will not be included as part of any Losses incurred by the Indemnitee unless (i) the Indemnitor failed to give the Defence Notice, including the acknowledgement and agreement to be set out therein within the prescribed period, (ii) such Indemnitee has received an opinion of counsel, reasonably acceptable to the Indemnitor, to the effect that the interests of the Indemnitee and the Indemnitor with respect to the Third Party Proceeding are sufficiently adverse to prohibit the representation by the same counsel of both parties under applicable ethical rules, or (iii) the employment of such counsel at the expense of the Indemnitor has been specifically authorized by the Indemnitor. The party conducting the defence of any Third Party Proceeding will keep the other party apprised of all significant developments and will not enter into any settlement, compromise or consent to judgment with respect to such Third Party Proceeding unless the Indemnitor and the Indemnitee consent, which consent will not be unreasonably withheld.

7.07 After Tax Basis

In determining the amount of any Loss under this Article 7—, such Loss will be increased (or decreased) to take into account any net Tax cost (or net current or future Tax benefit) incurred or enjoyed by the Indemnitee as a result of the matter giving rise to such Loss and the receipt of an indemnity payment hereunder. For greater certainty, any net Tax cost will include any further cost resulting from such increased payment.

ARTICLE 8—GENERAL

8.01 Further Assurances

Each of the Vendors, the Corporation and the Purchaser will from time to time execute and deliver all such further documents and instruments and do all acts and things as the other party may, either before or after the Closing Date, reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

8.02 Time of the Essence

Time is of the essence of this Agreement.

8.03 Fees and Commissions

Each of the Vendors, the Corporation and the Purchaser will pay its respective legal and accounting costs and expenses incurred in connection with the preparation, execution and delivery of this Agreement and all documents and instruments executed pursuant to this Agreement and any other costs and expenses whatsoever and howsoever incurred and will indemnify and save harmless the other from and against any Claim for or Loss resulting from any broker’s, finder’s or placement fee or commission alleged to have been incurred as a result of any action by it in connection with the transactions under this Agreement.

8.04 Benefit of the Agreement

This Agreement will enure to the benefit of and be binding upon the respective heirs, executors, administrators, other legal representatives, successors and permitted assigns of the parties hereto.

8.05 Entire Agreement

This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and cancels and supersedes any prior understandings and agreements between the parties hereto with respect thereto. There are no representations, warranties, terms, conditions, undertakings or collateral agreements, express, implied or statutory, between the parties other than as expressly set forth in this Agreement.

8.06 Amendments and Waivers

No amendment to this Agreement will be valid or binding unless set forth in writing and duly executed by both of the parties hereto. No waiver of any breach of any provision of this Agreement will be effective or binding unless made in writing and signed by the party purporting to give the same and, unless otherwise provided, will be limited to the specific breach waived.

8.07 Assignment

This Agreement may not be assigned by the Vendors without the written consent of the Purchaser but may be assigned by the Purchaser without the consent of the Vendors to an Affiliate of the Purchaser, provided that such Affiliate enters into a written agreement with the Vendors to be bound by the provisions of this Agreement in all respects and to the same extent as the Purchaser is bound and provided that the Purchaser will continue to be bound by all the obligations hereunder as if such assignment had not occurred and perform such obligations to the extent that such Affiliate fails to do so.

8.08 Notices

Any demand, notice or other communication to be given in connection with this Agreement must be given in writing and will be given by personal delivery, by registered mail or by electronic means of communication addressed to the recipient as follows:

To the Vendors or the Corporation:

Pathway Rx Inc.

16 Sandstone Road S

Lethbridge, AB T1K 7X8

Attention:     [***]

Email:           [***]

with a copy to:

Borden Ladner Gervais LLP

2900, 520 3 Ave SW

Calgary, AB T2P 0R3

Attention:     [***]

Email:           [***]

To the Purchaser:

Sundial Growers Inc.

Site 4, Box 17, RR1

Airdrie, AB T4B 2A3

Attention:     [***]

Email:           [***]

with a copy to:

McCarthy Tetrault LLP

4000, 421 7th Avenue SW

Calgary, AB T2P 4K9

Attention:     [***]

Email:           [***]

or to such other street address, individual or electronic communication number or address as may be designated by notice given by either party to the other. Any demand, notice or other communication given by personal delivery will be conclusively deemed to have been given on the day of actual delivery thereof and, if given by registered mail, on the 3rd Business Day following the deposit thereof in the mail and, if given by electronic communication, on the day of transmittal thereof if given during the normal business hours of the recipient and on the Business Day during which such normal business hours next occur if not given during such hours on any day.

8.09 Remedies Cumulative

The right and remedies of the parties under this Agreement are cumulative and are in addition to, and not in substitution for, any other rights and remedies available at law or in equity or otherwise. No single or partial exercise by a party of any right or remedy precludes or otherwise affects the exercise of any other right or remedy to which that party may be entitled.

8.10 No Third Party Beneficiaries

Except as provided in Section 8.04, this Agreement is solely for the benefit of:

(a)	the Vendors, and its heirs, executors, administrators, other legal representatives, successors and permitted assigns, with respect to the obligations of the Purchaser under this Agreement,

(b)	the Corporation, and its heirs, executors, administrators, other legal representatives, successors and permitted assigns, with respect to the obligations of the Purchaser under this Agreement, and

(c)	the Purchaser, and its heirs, executors, administrators, other legal representatives, successors and permitted assigns, with respect to the obligations of the Vendors under this Agreement;

and this Agreement will not be deemed to confer upon or give to any other person any Claim or other right or remedy.

8.11 Governing Law

This Agreement is governed by and will be construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein.

8.12 Attornment

For the purpose of all legal proceedings this Agreement will be deemed to have been performed in the Province of Alberta and the courts of the Province of Alberta will have jurisdiction to entertain any action arising under this Agreement. The Vendors and the Purchaser each attorn to the jurisdiction of the courts of the Province of Alberta.

8.13 Counterparts

This Agreement may be executed in any number of counterparts, each of which will be deemed to be an original and all of which taken together will be deemed to constitute one and the same instrument.

8.14 Electronic Execution

Delivery of an executed signature page to this Agreement by any party by electronic transmission will be as effective as delivery of a manually executed copy of this Agreement by such party.

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IN WITNESS WHEREOF the parties have executed this Agreement.

SUNDIAL GROWERS INC.

Per:	/s/ [***]

SIGNED, SEALED AND DELIVERED in the presence of:	) ) ) )
/s/ [***]	)	/s/ Ivor Kovalchuk
Witness	) ) )	Ivor Kovalchuk
/s/ [***]	)	/s/ Olga Kovalchuk
Witness	) ) )	Olga Kovalchuk
/s/ [***]	)	/s/ Darryl Hudson
Witness	)	Darryl Hudson